

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 18, 2008

Kaleil Isaza Tuzman
Chief Executive Officer
KIT Digital, Inc.
228 East 45th Street, 8th Floor
New York, New York 10017

> **Re:** **KIT Digital, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-152423**
> **Filed July 18, 2008**

Dear Mr. Tuzman:

We have limited our review of your Form S-1 to consideration of the structure of your offering, and the disclosure concerning the common stock and warrants and related matters, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 78,400,000 shares of common stock, which represents approximately 68% of your total shares outstanding and an even more significant percentage of outstanding shares held by non-affiliates. Due to the significant number of shares being registered and the fact that these shares

were issued recently, it appears that this offering is an indirect primary offering by the company. In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters. If you disagree, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.

- The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders and/or their affiliates in fees and other payments; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

May 2008 Equity Financing, page 1

2. Please revise to briefly explain the nature of the "full ratchet anti-dilution protection" with relation to the exercise price of the warrants issued in the May 2008 private placement.

3. Please revise the penultimate paragraph of this section to disclose the aggregate value the $0.275 issuance discount to closing price represented.

The Offering, page 2

4. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for

resale and the market price per share for those securities on the date of the private placement).

Stockholders, page 9

5. In several instances, the amounts disclosed in the table do not correspond to the disclosure in the footnotes to the table. For example, there are discrepancies in the amounts set forth in the table versus the footnotes for the following selling stockholders: Charles L. Abry; Dow Employees' Pension Plan; Newport Micro Fund II, LLC; Oregon Public Employees Retirement; Proximity Fund, LP; Sands Brothers Venture Capital II, LLC; Sands Brothers Venture Capital III, LLC; and Sands Brothers Venture Capital IV, LLC. Please revise as appropriate.

6. You disclose in the footnotes to the table that the warrants are exercisable for $0.35 per share. Please clarify whether the exercise price of the warrants is $0.35 or whether it is $0.34 as disclosed elsewhere in the prospectus.

7. We note your disclosure in the first paragraph regarding the inclusion of the warrants issued in the May 2008 financing. Please briefly describe the 4.99% and 9.99% ownership limitations set forth in Section 4.1(a) of the warrant agreement. Briefly explain how the calculation of beneficial ownership for purposes of these limitations differs from the calculation of beneficial ownership under Rule 13d-3 of the Exchange Act. Revise the last sentence of the first paragraph of this section so that it is consistent with how the ownership limitation operates. For example, it appears that selling stockholders may exercise warrants without giving 61 days notice if the ownership of the selling stockholder does not exceed 4.99% as calculated under the warrant agreement.

8. Furthermore, please clarify that the 4.99% and 9.99% ownership limitations do not prevent a selling stockholder from ultimately exercising and selling the full amount issuable upon exercise of the warrants. In this regard, state that the 4.99% and 9.99% ownership limitations do not prevent a selling stockholder from selling some of its holdings and then receiving additional shares. In this way, a selling stockholder could sell more than the 4.99% and 9.99% ownership limitation while never holding more than this limit.

9. Tell us in your response letter whether any other selling stockholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

10. If the exercise price of the warrants from the May 2008 financing represents a discount to the market price per share of your common stock on the date of sale, please provide us (with a view toward disclosure in the prospectus) with a table showing the total possible profit to be realized as a result of the exercise discounts for the common stock underlying the warrants that are held by the selling

shareholders or any affiliates of the selling shareholders. The table should disclose the following information in separate columns or rows:

- market price per share of the common stock on the date of the sale of the warrants;

- the exercise price per share as of the date of the sale of the warrants;

- the total possible shares to be received under the warrants (assuming complete exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying the warrants calculated by using the conversion price on the date of the sale of the warrants and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of underlying shares on that date.

If the selling shareholders or any of their affiliates hold any other warrants, options, notes, or other convertible/exchangeable securities that are convertible/exchangeable at a discount to the market price per share of your common stock on the date of sale, provide us with another table showing the total possible profit to be realized as a result of any conversion/exercise discounts. Calculate the conversion/exercise price per shares as of the date of the sale as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling

shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

12. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure that compares:

- the number of shares outstanding prior to the May Financing that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

13. Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the shares and warrants; and

- copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the shares and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Plan of Distribution, page 13

14. Please delete the repetitive disclosure in this section.

Security Ownership of Certain Beneficial Owners and Management, page 38

15. Separately list Mr. Kaleil Isaza Tuzman, your Chief Executive Officer and Chairman of the Board, and provide the information required by Regulation S-K Item 403.

Part II

Signatures

16. Please revise to indicate who is signing in the capacity of controller or principal accounting officer. Refer to Form S-1, Signatures, Instruction 1.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or Kathleen Krebs, Special Counsel at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Richard A. Friedman, Esq. (by facsimile)